CLIFFORD CHANCE US LLP

CONFIDENTIAL TREATMENT REQUESTED

* Confidential treatment has been requested for portions of this document. The copy filed herewith omits the information subject to the confidentiality request. Omissions are designated as “*”. A complete version of this document has been filed separately with the Office of Freedom of Information and Privacy Act Operations of the Securities and Exchange Commission.

MEMORANDUM

TO	H. Roger Schwall Assistant Director Carmen Moncada-Terry Staff Attorney	DATE	April 6, 2006

FROM	David Yeres Edgard Alvarez	CC	J.J. Andre Joanne Medero Ira Shapiro Richard Smith Jonathan Zonis

RE	iShares Silver Trust (the “Issuer”)

As you requested during the conference call on March 29th, the following is a brief discussion and analysis of * discussed during the call. Also included in this Memorandum is information which has come to our attention since March 29th regarding * Barclays Capital, the investment banking division of Barclays Bank PLC (“Barclays Capital”). Barclays Bank PLC is an affiliate of Barclays Capital Inc. (“BCI”), the initial purchaser of the initial baskets of shares of the Issuer, and of Barclays Global Investors International Inc., the legal entity which, in its capacity as the sponsor of the Issuer (in such capacity, the “Sponsor”), has prepared and filed with the Securities and Exchange Commission (the “Commission”) the Registration Statement number 333-125920 (the “Registration Statement”).

Nature, Purpose and *

1)	As mentioned during the call, *

2)	*

3)	*

4)	*

5)	*

6)	*

H. Roger Schwall

Carmen Moncada-Terry

April	6, 2006

7)	*

8)	*

a)	* the Commission’s public comment period and subsequent approval of the listing rules of the American Stock Exchange pursuant to Rule 19b-4 under the Securities Exchange Act of 1934, as amended. The public notice pursuant to Rule 19b-4, dated January 17, 2006, was published in the Federal Register on January 23, 2006 (the “19b-4 Notice”). The Commission’s order approving the amendment to the listing rules of the American Stock Exchange, dated March 20, 2006, was published in the Federal Register on March 24, 2006 (the “19b-4 Approval”). *

b)	* The prospectus included in the Registration Statement has made it clear, since the date of the initial filing, that the shares of the Issuer will be listed on the American Stock Exchange. *

c)	*

d)	*

e)	*[4]

*

9)	*

*

10)	* in the last paragraph of the first “Risk Factor” contained in the prospectus that is part of the Registration Statement:

“[S]everal factors may trigger a temporary increase in the price of silver prior to your investment in the iShares. If that is the case, you will be buying iShares at prices affected by the temporarily high prices of silver, and you may incur losses when the causes for the temporary increase disappear. Paradoxically, one of the causes for a temporary increase of this type would be a very enthusiastic reception of the iShares by the market. If a rush to acquire iShares results in large purchases of silver to be deposited in the trust, the price of silver may see an increase that will subside after the initial rush comes to an end.”

Recent movements in the price of silver could be seen as validating the concerns expressed in the prospectus. *

*

[4]	The notice pursuant to Rule 19b-4 under the Securities Exchange Act of 1934, as amended, appeared in the Federal Register on January 23, 2006, *

H. Roger Schwall

Carmen Moncada-Terry

April	6, 2006

* the need for the warning to investors contained in the “Risk Factors” section of the prospectus that is part of the Registration Statement.

11)	*

Please contact David Yeres at (212) 878-8075 or Edgard Alvarez at (202) 912-5007 if you have any questions or concerns in connection with this matter.

Exhibit 1

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Exhibit 2

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Exhibit 3

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